SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 8, 2017, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	In million ARS
	06/30/2017	06/30/2016	06/30/2015
Results of the period	5,220	9,496	2,710
Attributable to:
Company's shareholders	3,030	8,973	2,459
Non-controlling interest	2,190	523	251

2. Other integral results of the period	In million ARS
	06/30/2017	06/30/2016	06/30/2015
Other integral results of the period	4,513	4,155	(76)
Attributable to:
Company's shareholders	1,024	92	(94)
Non-controlling interest	3,489	4,063	18

3. Total integral results of the period	In million ARS
	06/30/2017	06/30/2016	06/30/2015
Total integral results of the period	9,733	13,651	2,634
Attributable to:
Company's shareholders	4,054	9,065	2,365
Non-controlling interest	5,679	4,586	269

4. Equity	In million ARS
	06/30/2017	06/30/2016	06/30/2015
Share capital	575	575	574
Treasury shares	4	4	5
Inflation adjustment of share capital and treasury shares	123	123	123
Additional paid-in capital	793	793	793
Additional paid-in capital from of treasury shares	17	16	7
Legal reserve	143	117	117
Special reserve	2,751	2,755	2,755
Cost of treasury shares	(28)	(29)	(34)
Changes in non-controlling interest	186	21	4
Reserve for shares based payments	78	67	64
Reserves for future dividends	494	520	-
Reserve for currency translation adjustment	1,394	421	425
Reserve for hedging	19	(37)	-
Reserve for defined benefit plans	(15)	(10)	-
Other reserves from subsidiaries	37	37	-
Retained earnings	19,293	16,259	7,796
Total attributable to the company's shareholders	25,864	21,632	12,629
Non-controlling interest	21,472	14,224	963
Total shareholder's equity	47,336	35,856	13,592

5. Adjustment of previous results	In million ARS
	06/30/2016	06/30/2015	07/01/2014
Change in accounting policy of investment properties	22,355	10,722	8,662
Attributable to:
Company's shareholders	20,517	10,155	8,212
Non-controlling interest	1,838	567	450

Regarding  the paragraph l), section 5) of the Regulations, it is recorded that the Board of Directors has begun the analysis of the proposals that will be made to the next annual shareholder's meeting, the result of which will be informed to the shareholders and respective bodies, the administrative body.

Pursuant to Article 62 (1) (6), (7) and (8) of the aforementioned Regulations, at the closing date of the financial statements, the Company's capital stock is ARS 578,676,460 (including own shares in portfolio) whose shareholding composition is divided into 578,676,460 non-endorsable registered common shares of 1 nominal value each and entitled to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. and A. (Cresud) with 366,788,251 shares, representing 63.38% of the issued share capital. Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its headquarters is Moreno 877, 23 ° floor, Autonomous City of Buenos Aires, Argentina.

As of June 30, 2016 there are no options or negotiable obligations convertible into circulation to acquire our shares.

We also inform that as of June 30, 2017, by subtracting Cresud's holding and own shares in the portfolio, the remaining shareholders had 208,377,022 non-endorsable common shares of 1 nominal value each and entitled to 1 vote each of the Company representing 36.01% of the issued share capital.

Below are the highlights for the period ended June 30, 2017:

➢
We decided to change the valuation method for the investment properties from historical cost to reasonable value, which was reflected in the company’s financial statements as of the IVQ of FY17.

➢
Adjusted EBITDA for the FY 2017 reached ARS 9,957 million (ARS 2,397 million from Argentina and ARS 7,560 million from Israel), increasing by 63.8% compared to 2016.

➢
Net result for FY17 registered a gain of ARS 5,520 million compared to a gain of ARS 9,496 million in 2016 mainly explained by lower results from changes in the fair value of investments properties compensated by the results coming from Adama sale and the increase in Clal share price added to the fact that we are consolidating 12 months of 2017 in the Israel Business Center compared to 6 months of 2016.

➢
Tenant Sales in our malls grew by 19.1% in FY17 while the average rent per sqm of the office portfolio reached USD/sqm 25.3. EBITDA of the rental segment increased by 27.5% in the compared period.

➢
We reached 98.0% occupancy in our shopping malls, 96.2% occupancy in our offices and 67.3% in our hotels’ portfolio.

➢
During 2017, IDBD has issued notes in the Israeli market for NIS 1,060 million at a fixed rate of 5.40% due 2019 to refinance its short term debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 8, 2017